Ladbrokes PLC

RECEIVED
2008 JAN 29 A 5:13

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 11 JANUARY 2008, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 277.90 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 22,330,386 TREASURY SHARES IN TREASURY AND HAS 609,105,263 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 10 JANUARY 2008, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 274.45 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 22,030,386 TREASURY SHARES IN TREASURY AND HAS 609,403,942 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 9 JANUARY 2008, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 281.95 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 21,730,386 TREASURY SHARES IN TREASURY AND HAS 609,703,942 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

RECEIVED
2008 JAN 29 A 5:13

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 8 JANUARY 2008, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 294.19 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 21,430,386 TREASURY SHARES IN TREASURY AND HAS 610,003,942 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	26	13	2,072
JOHN O'REILLY	26	13	2,072
PDMRs			
MIKE O'KANE	26	13	2,072
MICHAEL NOBLE	26	13	2,072
RICHARD AMES	26	13	302
BRYAN TAKER	25	12	154

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 JANUARY 2008 AT 300.25P PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

RECEIVED
2008 JAN 29 A 5:13

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 7 JANUARY 2008, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 293.80 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 21,130,386 TREASURY SHARES IN TREASURY AND HAS 610,303,942 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

END